Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES NEW ACQUISITIONS AND DEVELOPMENT AND

CLOSING OF PREVIOUSLY ANNOUNCED ACQUISITION

July 18, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has acquired two income-producing properties and has agreed to acquire a third property, together comprising approximately 1.4 million square feet (“SF”) at a combined purchase price of approximately C$120 million, representing an in-going weighted average yield of approximately 5.8%. The properties are fully leased with a weighted average lease term of 5.4 years and will be immediately accretive to funds from operations and adjusted funds from operations per unit. In addition, Granite has acquired, through a joint venture with NorthPoint Development, a 191 acre parcel of land in Houston, Texas for the development of a multi-phased business park comprising a total of approximately 2.5 million SF.

1901 Beggrow Street, Columbus, Ohio, USA

Granite has acquired 1901 Beggrow Street, a 802,390 SF, 36’ clear height distribution centre situated on 51.1 acres of land in Columbus, Ohio. This state of the art facility was completed in 2018 and is 100% leased to a subsidiary of Pepsico, Inc. for a remaining lease term of 4.7 years. The acquisition was previously announced on April 11, 2019 and closed on May 23, 2019.

1901 Beggrow St., Columbus, OH

The property is well located within the major southeast Columbus industrial market, benefiting from a strong labour pool and providing access to nearly 60% of the U.S. and Canadian population within a day’s drive. The property is also strategically located within two miles of the Rickenbacker International Airport, one of the only cargo-dedicated airports in the world. Further broadening the property’s appeal, the building can be expanded by approximately 200,000 SF providing attractive site flexibility and growth potential.

Heirweg 3 Born, Netherlands

Granite has acquired Heirweg 3, a 259,388 SF distribution centre situated on 7.4 acres of land in Born, Netherlands. Constructed in 2008, the property is 100% leased to Broekman Logistics for a remaining lease term of 7.6 years. The acquisition closed on July 8, 2019.

Heirweg 3 Born, Netherlands

The property is well located in an established business park in Born. Its strategic location and close proximity to an inland port, rail and the A2 motorway provide excellent distribution access serving the local Dutch market as well as broader European markets.

1222 Commerce Parkway, Horn Lake, Mississippi, USA

Granite has agreed to acquire 1222 Commerce Parkway, a 300,145 SF, 32’ clear height distribution centre situated on 20.9 acres of land in Horn Lake, Mississippi. The property was constructed in 2018 and is 100% leased to DSV Solutions and EPE Industries for a remaining weighted average lease term of 4.8 years. The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2019.

1222 Commerce Pkwy., Horn Lake, MS

The property is located within the DeSoto County submarket, less than 15 miles from downtown Memphis, Tennessee. The property offers exceptional access to Interstate 55 and proximity to the Memphis International Airport which is home to the FedEx World Hub, the busiest air cargo airport in the United States.

Houston, Texas Development

On July 1, 2019, Granite, in partnership with NorthPoint Development, acquired a 191 acre greenfield site in Houston, Texas for C$33.9 million for the future development of a 2.5 million SF multi-phased business park capable of accommodating buildings ranging from 250,000 SF to 1.2 million SF. Speculative construction of the initial phase, consisting of two buildings totaling 625,000 SF, is anticipated to begin in Q3 2019. The project is expected to generate a development yield spread of greater than 200 basis points. Granite’s partner NorthPoint Development, will act as development manager for the project.

Harmaston
Willowbrook
Sam Houston Tollway
Greater Greenspoint
Summerwood
Crosby
Aldine
Dyersdale
Mt Houston
Jersey Village
Barrett
Greater Inwood
Acres Homes
Northside / Northline
Sheldon
Eastex / Jensen
U.S. 290 HOV
Northside
East Houston
Northwest Houston
Highlands
McNair
Northeast Houston
Hedwig Village
Washington Avenue Coalition / Memorial Park
Lynchburg
Coady
Northshore
Cloverleaf
Channelview
Jacinto City
Piney Point Village
Uptown
Galena Park
Baytown
Westchase
Westpark Tollway
Sharpstown
Bellaire
Deer Park
Pasadena
Alief
Southeast Houston
South Houston
La Porte
Golden Acres
Meadows Place
Southwest Houston
Edgebrook
Central Southwest
Greater Hobby Area
Shoreacres
Missouri City
Almeda
Southbelt / Ellington
Brookside Village
Shadow Creek Ranch
El Lago
Seabrook
1
2

★	Development Site
1	Downtown Houston
2	Port of Houston

Houston, TX - Site Location

The site is strategically located within Houston’s northeast submarket, approximately 12 miles from downtown Houston and 10 miles from the Port of Houston, the largest export port in the United States. The property, located directly on U.S. Highway 90, benefits from exceptional access to Houston’s extensive interstate system, the city’s three class I railroads and the Houston International Airport.

Granite funded the completed acquisitions and expects to fund the Mississippi acquisition with existing cash on hand.

Kevan Gorrie, Granite’s President and CEO, commented that, “These acquisitions and development will further advance our strategy of acquiring and developing leading core product in key e-commerce and distribution markets in North America and Europe. Collectively, we expect these transactions to further enhance the quality of our portfolio, generate stable and growing cash flow and provide an opportunity to create significant net asset value growth for our unitholders.

The acquisition of the Heirweg 3 property in the Netherlands represents our first acquisition following the opening of our new office in Amsterdam. This office will increase our presence in a key target market and enhance our ability to execute on a strong pipeline of opportunities in Europe.

Finally, we are pleased to launch our first partnership with NorthPoint Development, a leading developer of new generation distribution properties in the U.S. The Houston project will enable us to build scale in a strategic location in one of our target U.S. markets and the project is expected to generate superior returns and net asset value growth, both important components of our investment strategy.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 rental income properties representing approximately 34 million square feet of leasable area.

ABOUT NORTHPOINT

NorthPoint Development is a privately held development firm based in Kansas City. Their focus is development in the industrial and self-storage markets within the central part of the United States. They are currently active in 21 states including Kansas, Missouri, Texas, Illinois, Tennessee, Ohio, Indiana, Kentucky, Michigan, Pennsylvania, California, Arizona, Washington, New York, Georgia, and Florida. NorthPoint Development is one of the most active industrial development firms in the country having developed over 67,300,000 square feet of Class A industrial product since 2012.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the proposed acquisition of 1222 Commerce Parkway, Horn Lake, Mississippi, (the “Mississippi Acquisition”) on the terms and conditions described herein, the expected timing of the closing of the Mississippi Acquisition, Granite’s intended source of funds for the Mississippi Acquisition, the potential expansion of the building on the acquired property at 1901 Beggrow Street, Columbus, Ohio (the “Ohio Property”), the expected construction on and development yield of the acquired greenfield site in Houston, Texas, the expected impact of the acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, net asset value and cash flow growth, Granite’s ability to make future investments, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Mississippi Acquisition on the terms described herein, the date on which closing is expected to occur, Granite’s intended source of funds for the Mississippi Acquisition, Granite’s intention or ability to expand the building on the acquired site, the potential expansion of the building on the Ohio Property, the expected construction on and development yield of the acquired greenfield site in Houston, Texas, the expected impact of the acquisitions on Granite’s funds from operations and adjusted funds from operations per unit, net asset value and cash flow growth, Granite’s ability to make future investments, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.